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                 May 12, 2021

       Jerald S. Howe, Jr.
       Executive Vice President and General Counsel
       Leidos, Inc.
       1750 Presidents Street
       Reston, Virginia 20190

                                                        Re: Leidos, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 6, 2021
                                                            File No. 333-255849

       Dear Mr. Howe:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Laura A. Kaufmann
Belkhayat, Esq.